UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 9)

ENERGY PARTNERS, LTD.
(Name of Subject Company (Issuer))
ATS INC.
WOODSIDE FINANCE LIMITED
WOODSIDE PETROLEUM, LTD.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

Jeff Soine
ATS Inc.
71683 Riverside Avenue
Covington, Louisiana 70433
Telephone: (985) 249-5300
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copy to:
Lou R. Kling, Esq.
Ronald C. Barusch, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*: $ 985,093,611.00	Amount of Filing Fee**: $ 105,405.02

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,830,157 shares of common stock, par value $0.01 per share (“Shares”), of Energy Partners, Ltd. at the tender offer price of $23.00 per share of common stock. Based upon information contained in Energy Partners, Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006, there were 38,396,001 Shares outstanding as of August 7, 2006 and a maximum of 6,153,156 Shares issuable pursuant to existing warrants, stock options, performance share awards and other share awards, of which 1,719,000 Shares are owned by Woodside Petroleum Ltd. and its subsidiaries (and are not included for purposes of this calculation).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$105,405.02	Form or registration no.:	Schedule TO
Filing Party:	ATS Inc.	Date Filed:	August 31, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☒     third-party tender offer subject to Rule 14d-1.
     ☐     issuer tender offer subject to Rule 13e-4.
     ☐     going-private transaction subject to Rule 13e-3.
     ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 4
ITEMS 1 THROUGH 9, AND ITEM 11
ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.O: PRESS RELEASE
EX-99.5.P: ASX ANNOUNCEMENT

     This Amendment No. 9 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on August 31, 2006, and amended by Amendment No. 1 to the Tender Offer Statement filed on September 11, 2006, Amendment No. 2 to the Tender Offer Statement filed on September 18, 2006, Amendment No. 3 to the Tender Offer Statement filed on September 22, 2006, Amendment No. 4 to the Tender Offer Statement filed on September 26, 2006, Amendment No. 5 to the Tender Offer Statement filed on September 28, 2006, Amendment No. 6 to the Tender Offer Statement filed on October 10, 2006, Amendment No. 7 to the Tender Offer Statement filed on October 18, 2006 and Amendment No. 8 to the Tender Offer Statement filed on October 20, 2006 (as amended, the “Schedule TO”), by Woodside Petroleum Ltd., a company organized under the laws of Victoria, Australia (“Parent”), ATS Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”), and Woodside Finance Limited, a company incorporated under the laws of Victoria, Australia, and a wholly owned subsidiary of Parent, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006 (the “Rights Agreement”), for $23.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase, dated August 31, 2006, as amended (the “Offer to Purchase”) and the accompanying Letter of Transmittal, as amended (the “Letter of Transmittal”), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
ITEM 4
     Item 4 is hereby amended and supplemented with the following:
     “Purchaser amended the Offer on October 26, 2006 to reflect an offer price of $23.00 per Share, without the contingent right to receive any ITF Increase, ATF Increase or Contractual Rights (i.e., one or more $0.50 increases) in respect of litigation which Purchaser had previously commenced in the Delaware Court of Chancery. The amended Offer will expire at 11:59 p.m., New York City time, on Friday, November 17, 2006.”
ITEMS 1 THROUGH 9, AND ITEM 11
     All information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto which were previously filed as exhibits to the Schedule TO, is incorporated by reference to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
The Offer to Purchase is hereby amended as follows:
1.      The first paragraph of Section 1 (“Terms of the Offer; Expiration Date”) is hereby amended by adding the following at the end of such paragraph:
     “On October 26, 2006, Purchaser announced that, as a result of recent rulings by the Delaware Court of Chancery not to have expedited hearings regarding the excessive termination fees paid by the Company to Stone Energy, Purchaser had filed a notice of dismissal in the Delaware Court of Chancery, dismissing the litigation without prejudice. As a result, the Offer remains at $23.00 per Share, but no longer includes the contingent right to receive any ITF Increase, ATF Increase or Contractual Rights (i.e., one or more $0.50 increases) in respect of the litigation which Purchaser had previously commenced in the Delaware Court of Chancery. Purchaser also announced that it had extended the expiration date of the Offer to 11:59 p.m., New York City time, on November 17, 2006.”
2.      The section under the heading “Delaware Litigation” in Section 15 (“Certain Legal Matters and Regulatory Approvals”) is hereby amended by adding the following at the end of such section:
     “Also on October 19, 2006, the Delaware Court of Chancery heard further argument from the parties on the request for expedited proceedings sought by Purchaser and the stockholder plaintiffs. The Court issued an oral ruling after the argument, denying the plaintiffs’ request to set an expedited trial date and denying the defendants’ request to stay discovery pending resolution of their motions to dismiss. The Court granted Purchaser’s Motion for Leave to File a Second Amended Complaint.
     On October 20, 2006, Purchaser filed a Second Amended Complaint, challenging the termination fee provisions in the Stone Energy Merger Agreement and the $51.5 million payment made by the Company to Stone in connection with the termination of the Stone Energy Merger Agreement.

     On October 26, 2006, Purchaser filed a notice of dismissal in the Delaware Court of Chancery, thereby dismissing the litigation without prejudice.”
3.      The first paragraph under the heading “Present Principal Occupation or Employment; Material Positions Held During the Past Five Years and Business Address Thereof” in Section 1 (“Directors and Executive Officers of Purchaser”) of Schedule I (“Information Concerning the Directors and Executive Officers of Purchaser, Parent and Borrower”) is hereby amended by adding the following sentence after the first sentence of such paragraph:
     “On October 25, 2006, Woodside Petroleum Ltd. announced the appointment of Mr. Chatterji as acting Chief Financial Officer (in addition to his other roles).”
4.      The eleventh paragraph under the heading “Present Principal Occupation or Employment; Material Positions Held During the Past Five Years and Business Address Thereof” in Section 2 (“Directors and Executive Officers of Parent”) of Schedule I (“Information Concerning the Directors and Executive Officers of Purchaser, Parent and Borrower”) is hereby amended by adding the following sentence after the first sentence of such paragraph:
     “On October 25, 2006, Woodside Petroleum Ltd. announced the appointment of Mr. Chatterji as acting Chief Financial Officer (in addition to his other roles).”
5.      The third paragraph under the heading “Present Principal Occupation or Employment; Material Positions Held During the Past Five Years and Business Address Thereof” in Section 3 (“Directors and Executive Officers of Borrower”) of Schedule I (“Information Concerning the Directors and Executive Officers of Purchaser, Parent and Borrower”) is hereby amended by adding the following sentence at the end of such paragraph:
     “Mr. Carroll has resigned from all positions with the Woodside group, effective October 30, 2006.”
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(O)	Press Release issued by ATS Inc. on October 26, 2006

(a)(5)(P)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated October 26, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

ATS INC.
By:	/s/ Jeff Soine
	Name:	Jeff Soine
	Title:	Secretary

WOODSIDE FINANCE LIMITED
By:	/s/ Robert Cole
	Name:	Robert Cole
	Title:	Director

WOODSIDE PETROLEUM LTD.
By:	/s/ Robert Cole
	Name:	Robert Cole
	Title:	Secretary and General Counsel

Date: October 26, 2006

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase dated August 31, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Form of Summary Advertisement*

(a)(5)(B)	Press Release issued by Woodside Petroleum, Ltd. on August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(C)	Open letter to employees of Energy Partners, Ltd. issued by Woodside Petroleum, Inc., dated August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(D)	Complaint filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(E)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated August 28, 2006*

(a)(5)(F)	Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed September 11, 2006*

(a)(5)(G)	Press release issued by ATS Inc. on September 18, 2006*

(a)(5)(H)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 18, 2006*

(a)(5)(I)	Press release issued by ATS Inc. on September 28, 2006*

(a)(5)(J)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 28, 2006*

(a)(5)(K)	Letter from ATS Inc. to Energy Partners, Ltd., dated October 5, 2006*

(a)(5)(L)	Second Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed October 16, 2006*

(a)(5)(M)	Press Release issued by ATS Inc. on October 20, 2006*

EXHIBIT NO.	DOCUMENT
(a)(5)(N)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated October 20, 2006*

(a)(5)(O)	Press Release issued by ATS Inc. on October 26, 2006

(a)(5)(P)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated October 26, 2006

(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable
(h)	Not Applicable

*	Previously Filed